January 7, 2004


VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

   RE:  Centrex, Inc.
        Registration on Form SB-2 filed October 23, 2003 (File No. 333-109935)

Ladies and Gentlemen:

   On behalf of Centrex, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form SB-2 (File No. 333-109935) filed with the Securities and Exchange Commission on October 23, 2003 be withdrawn immediately. Please direct any comments or questions regarding the withdrawal of this filing to the undersigned by telephone at (918) 584-4463.

                                    Very truly yours,

                                    KAUFMAN & ASSOCIATES, PLLC

                                    /s/  RONALD C. KAUFMAN
                                    --------------------------------------
                                    Ronald C. Kaufman